

Mail Stop 4631

January 9, 2017

<u>Via E-Mail</u>
Robert W. Lewey
President
IES Holdings, Inc.
5433 Westheimer Road, Suite 500
Houston, Texas 77056

> **Re:** **IES Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 13, 2016**
> **File No. 333-215071**
> **Form 10-K For the Fiscal Year Ended September 30, 2016**
> **Filed December 9, 2016**
> **File No. 001-13783**

Dear Mr. Lewey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2016

General

1. Please be advised that you must clear any outstanding Staff comments on your Form 10-K for the year ended September 30, 2016 before you may request to accelerate the effectiveness of your registration statement.

Financial Statements, page 47

Note 18- Business Combinations and Divestitures, page 83

2. Please provide to us your significance calculations for the Technibus acquisition under the asset, investment and income tests as prescribed by Rule 3-05 of Regulation S-X, and tell us your basis for not providing financial statements under Rule 3-05 for this acquisition.

Controls and Procedures, page 88

Disclosure Controls and Procedures, page 88

3. We note your disclosure stating that you carried out an evaluation, under the supervision and with the participation of management, including your President and your Chief Financial Officer, of the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report, and based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2016. Please revise your disclosure to state, if true, that your *disclosure controls and procedures* were effective as of September 30, 2016 to comply with Item 307 of Regulation S-K.

Definitive Proxy Statement

Annual Cash Incentive Awards, page 24

Fiscal Year 2016 Annual Incentive Plan, page 24

4. In future filings, please quantify the annual cash incentive award target performance goals and the actual results. Please show us what your disclosure would look like.

5. We note disclosure of your annual incentive compensation pool on page 24. In future filings, please disclose the total amount of such incentive pool and clearly discuss how you calculate the total amount of the annual incentive compensation pool. Please show us what your disclosure would look like.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Tracie Mariner, Staff Accountant at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Jay Ingram

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
Gail Makode, Esq.
Courtney Butler, Esq.